EXHIBIT 99.1

For Immediate Release	Date: December 9, 2022
22-67-TR

Teck Named to 2022 Dow Jones Sustainability World Index

Vancouver, B.C. –Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the S&P Dow Jones Sustainability World Index (DJSI) for the 13th consecutive year and is ranked #1 in the Metals and Mining industry category on the underlying 2022 S&P Corporate Sustainability Assessment (CSA).

“Our commitment to strong sustainability performance is driven by our employees who make operating responsibly a core priority in all areas of our company,” said Jonathan Price, CEO. “Teck is proud to be named a metals and mining industry leader on the DJSI as we work to provide the essential resources required for the modern world and the low-carbon future.”

Inclusion on the DJSI indicates that Teck’s sustainability practices are in the top 10 percent of the 4,500 largest companies in the S&P Global Broad Market Index (BMI). Teck is a leader in the Metals and Mining industry, based on the CSA’s in-depth analysis of economic, social and environmental performance. In addition to being top-ranked overall for the Metals and Mining industry, Teck achieved the top score in the Environmental category, which measures performance in topics such as biodiversity, climate strategy and water risk management. Teck also achieved the top score in the Social category which measures performance in topics such as diversity, health and safety, human rights and community investment. Click here for more information on the DJSI and here for information on the CSA.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

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